

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2011

Via E-mail

Mr. John Rizzo
Chief Executive Officer
iTrackr Systems, Inc.
20423 State Road 7, Suite F6-490
Boca Raton, FL 33498

> **Re: iTrackr Systems, Inc.**
> **Form 8-K, Item 4.02**
> **Filed July 15, 2011**
> **File No. 000-52810**

Dear Mr. Rizzo:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. We note that you have included on the facing page of the Form 8-K, the file number 000-28413 when the file number currently assigned to you in EDGAR is 000-52810. We also refer you to your response to prior comment 1 in your response letter dated September 21, 2010. Please correct your Commission File Number accordingly.

2. We have reviewed your disclosures related to the nature of your restatement and it is not fully clear why you had to restate revenue. In this regard, we note your disclosure that you, "did not meet certain criteria that would have allowed the full recognition" of the fee. Please expand your disclosures to clarify what criteria you did not meet that would have allowed the full recognition of the fee.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me at (202) 551-3739.

Sincerely,

/s/ Ryan Rohn

Ryan Rohn
Staff Accountant